EXHIBIT 23.1

                   INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Wireless One, Inc.:

We consent to the use of our report incorporated herein by reference.

Our report dated March 18, 1999, contains an explanatory paragraph that states that the Company has incurred substantial operating and net losses and cash flow deficits, and in February 1999, commenced a voluntary proceeding under Chapter 11 of the United States Bankruptcy Code. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.


/S/ KPMG PEAT MARWICK LLP
KPMG Peat Marwick LLP

Jackson, Mississippi
May 18, 1999